Product supplement no. MS-5-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated August 20, 2009
Rule 424(b)(2)

JPMorgan Chase & Co.

Reverse Convertible Securities ("RevCons^{SM}") Linked to an Underlying Stock

General

- JPMorgan Chase & Co. may offer and sell reverse convertible securities, which we refer to as RevCons^{SM}, linked to the common stock of an issuer, which we refer to as an underlying stock, from time to time. As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the underlying stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. This product supplement no. MS-5-A-I describes terms that will apply generally to the RevCons, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the RevCons, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The RevCons are senior unsecured obligations of JPMorgan Chase & Co. Any payment on the RevCons is subject to the credit risk of JPMorgan Chase & Co.
- We will pay interest at the interest rate specified in the relevant terms supplement. However, **the RevCons do not guarantee any return of principal at maturity**. Instead, the payment at maturity will be based on the performance of the underlying stock during the term of the RevCons. In addition, under the circumstances described below, for each RevCons, you may receive at maturity, in addition to any accrued and unpaid interest, a predetermined number of shares of the underlying stock or, at our election, the cash value thereof based on the final share price of such underlying stock rather than the stated principal amount of the RevCons. **The market value of such number of shares of underlying stock delivered to you as the exchange ratio or the cash value thereof will most likely be less than the stated principal amount of your RevCons and may be zero.**
- For important information about tax consequences, see "Certain U.S. Federal Tax Consequences" beginning on page PS-29.
- Minimum denominations equal to the stated principal amount of each RevCons and multiples thereof, unless otherwise specified in the relevant terms supplement.
- The issuer of the underlying stock is not an affiliate of ours and is not receiving any of the proceeds of any RevCons offering. The obligations under the RevCons are our obligations only and the issuer of any underlying stock will have no obligations of any kind under the RevCons. Investing in the RevCons is not equivalent to investing in the underlying stock.
- The RevCons will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Underlying Stock:	As specified in the relevant terms supplement.
Interest Rate:	As specified in the relevant terms supplement.
Stated Principal Amount:	Unless otherwise specified in the relevant terms supplement, for each RevCons, an amount equal to the issue price of each RevCons.

(continued on next page)

Investing in the RevCons involves a number of risks. See "Risk Factors" beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the RevCons or passed upon the accuracy or the adequacy of this product supplement no. MS-5-A-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 20, 2009

"RevCons^{SM}" is a service mark of Morgan Stanley.

Key Terms (continued):

Payment at Maturity:	Payment at maturity will be based on the performance of the underlying stock specified in the relevant terms supplement. Unless otherwise specified in the relevant terms supplement, at maturity, you will receive for each RevCons, in addition to any accrued and unpaid interest, either: • an amount in cash equal to the stated principal amount per RevCons, or • a number of shares of the underlying stock equal to the exchange ratio or, at our election, the cash value thereof, if the final share price is less than the initial share price ***and*** (a) for RevCons with trading price monitoring, the trading price of the underlying stock has declined to or below the trigger price **at any time on any trading day** during the monitoring period, which occurrence we refer to as a trading price trigger event, (b) for RevCons with closing price monitoring, the closing price of the underlying stock has declined to or below the trigger price **on any trading day** during the monitoring period, which occurrence we refer to as a closing price trigger event, or (c) another event, if applicable, specified as a trigger event in the relevant terms supplement has occurred. We refer to a trading price trigger event, a closing price trigger event or any other event specified as such in the relevant terms supplement as a trigger event. If you receive shares of the underlying stock, fractional shares will be paid in cash. The market value of the shares of the underlying stock delivered to you as the exchange ratio or the cash value thereof will most likely be less than the stated principal amount of your RevCons and may be zero. The relevant terms supplement will specify whether trading price or closing price monitoring is applicable to the RevCons or, alternatively, may specify another method for monitoring the underlying stock. For example, the relevant terms supplement may specify weekly closing price monitoring for purposes of determining whether a trigger event has occurred.
Monitoring Period:	Unless otherwise specified in the relevant terms supplement, the monitoring period consists of each trading day from and including the pricing date to and including the determination date or the final averaging date, as applicable.
Exchange Ratio:	Unless otherwise specified in the relevant terms supplement, the number of shares of the underlying stock per RevCons equal to the stated principal amount per RevCons divided by the initial share price. The exchange ratio is subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons — Anti-Dilution Adjustments."
Cash Value:	Unless otherwise specified in the relevant terms supplement, the amount in cash equal to the product of (1) the stated principal amount per RevCons divided by the initial share price and (2) the final share price. The cash value is subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons — Anti-Dilution Adjustments."
Trigger Price:	The product of the trigger level and the initial share price. The trigger price is subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons — Anti-Dilution Adjustments."
Trigger Level:	A percentage as specified in the relevant terms supplement.
Initial Share Price:	Unless otherwise specified in the relevant terms supplement, the closing price of the underlying stock on the pricing date or such other date as specified in the relevant terms supplement, divided by the exchange factor. The initial share price is subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons — Anti-Dilution Adjustments."
Final Share Price:	Unless otherwise specified in the relevant terms supplement, the closing price of the underlying stock on the determination date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of the underlying stock on each of the averaging dates. The closing price of the underlying stock on an averaging date used to determine the final share price may be subject to adjustment. See "Description of RevCons — Payment at Maturity" and "General Terms of RevCons — Anti-Dilution Adjustments."
Exchange Factor:	Unless otherwise specified in the terms supplement, the exchange factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons — Anti-Dilution Adjustments."
Valuation Date(s):	The final share price will be determined either on a single date, which we refer to as the determination date, or over several dates, each of which we refer to as an averaging date, as specified in the relevant terms supplement. We refer to such dates generally as valuation dates in this product supplement. Any valuation date is subject to postponement in the event of certain market disruption events and as described under "Description of RevCons — Payment at Maturity."
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the RevCons is subject to postponement in the event of certain market disruption events and as described under "Description of RevCons — Payment at Maturity."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. MS-5-A-I and the accompanying prospectus supplement and prospectus with respect to the RevCons offered by the relevant terms supplement and this product supplement no. MS-5-A-I and with respect to JPMorgan Chase & Co. This product supplement no. MS-5-A-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the RevCons and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. MS-5-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The RevCons described in the relevant terms supplement and this product supplement no. MS-5-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the RevCons. The relevant terms supplement, this product supplement no. MS-5-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the RevCons in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. MS-5-A-I, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF REVCONS

The following description of the terms of the RevCons supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the RevCons, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. MS-5-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "RevCons" refers to our Reverse Convertible Securities linked to the underlying stock specified in the relevant terms supplement.

General

The Reverse Convertible Securities, which we refer to as RevCons^{SM}, are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the common stock of an issuer as specified in the relevant terms supplement (the "underlying stock"). As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the underlying stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. We refer to the common stock represented by an ADS as the "ADS stock." The RevCons are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The RevCons will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The RevCons offer a higher interest rate than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. **However, the RevCons do not guarantee any return of principal at maturity; therefore, you must be aware of the risk that you may lose some or all of the stated principal amount of your RevCons at maturity**. Regardless of whether you receive at maturity your stated principal amount, the exchange ratio or, at our election, the cash value thereof (as described under "—Payment at Maturity"), you will be entitled to periodic interest payments on the stated principal amount of your RevCons as specified in the relevant terms supplement.

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The RevCons are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The RevCons will be issued in denominations equal to the stated principal amount of each RevCons and multiples thereof, unless otherwise specified in the relevant terms supplement. The "stated principal amount" of each RevCons is equal to the issue price of each RevCons, which is $1,000, unless otherwise specified in the relevant terms supplement. The RevCons will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the RevCons will be described in the relevant terms supplement accompanying this product supplement no. MS-5-A-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

Your principal is protected against a decline in the value of the underlying stock so long as a trigger event does not occur or the final share price is not less than the initial share price. Unless otherwise specified in the relevant terms supplement, at maturity, you will receive for each RevCons, in addition to any accrued and unpaid interest, either:

- an amount in cash equal to the stated principal amount per RevCons, or

- a number of shares of the underlying stock equal to the exchange ratio or, at our election, the cash value thereof, if the final share price is less than the initial share price *and* (a) for RevCons with trading price monitoring, the trading price of the underlying stock has declined to or below the trigger price **at any time on any trading day** during the monitoring period, which occurrence we refer to as a trading price trigger event, (b) for RevCons with closing price monitoring, the closing price of the underlying stock has declined to or below the trigger price **on any trading day** during the monitoring period which occurrence we refer to as a closing price trigger event, or (c) another event, if applicable, specified as a trigger event in the relevant terms supplement has occurred. We refer to a trading price trigger event, a closing price trigger event or any event specified as such in the relevant terms supplement as a trigger event. If you receive shares of the underlying stock, fractional shares will be paid in cash. **The market value of the shares of the underlying stock delivered to you as the exchange ratio or the cash value thereof will most likely be less than the stated principal amount of your RevCons and may be zero. Accordingly, you may lose some or all of your principal if you invest in the RevCons.** See "Risk Factors" for further information.

  The relevant terms supplement will specify whether trading price or closing price monitoring is applicable to the RevCons or, alternatively, may specify another method for monitoring the underlying stock. For example, the relevant terms supplement may specify weekly closing price monitoring for the purposes of determining whether a trigger event has occurred.

The "trigger price" is equal to the product of the trigger level and the initial share price. The trigger price is subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons — Anti-Dilution Adjustments."

The "trigger level" is a percentage specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "exchange ratio" will be the number of shares of the underlying stock per RevCons equal to the stated principal amount per RevCons divided by the initial share price. The exchange ratio is subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "cash value" will be the amount in cash equal to the product of (1) the stated principal amount per RevCons divided by the initial share price and (2) the final share price. The cash value is subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "initial share price" means the closing price of the underlying stock on the pricing date or such other date as specified in the relevant terms supplement, divided by the exchange factor. The initial share price is subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "exchange factor" will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See "General Terms of RevCons—Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "final share price" means the closing price of the underlying stock on the determination date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of the underlying stock on each of the averaging dates. Notwithstanding the foregoing, if the relevant terms supplement specifies that the final share price will be determined based on the arithmetic average of the closing prices of the underlying stock on each of the averaging dates and an adjustment to the exchange factor would have become effective in accordance with "General Terms of RevCons — Anti-Dilution Adjustments" after the first averaging date but on or prior to the final averaging date, then the closing price of the underlying stock on each averaging date occurring prior to the effective date of such adjustment to be used to determine the final share price will be deemed to equal such closing price divided by the exchange factor, as adjusted (assuming that the exchange factor prior to such adjustment is equal to 1.0).

The "valuation date(s)" will be either a single date, which we refer to as the determination date, or several dates, each of which we refer to as an averaging date, and any such date is subject to adjustment as described below. The relevant terms supplement will specify the manner in which the final share price is determined.

Unless otherwise specified in the relevant terms supplement, the "monitoring period" consists of each trading day from and including the pricing date to and including the determination date or the final averaging date.

Unless otherwise specified in the relevant terms supplement, the "pricing date" means the day we price the RevCons for initial sale to the public.

The "underlying stock" will be specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "trading price" for one share of the underlying stock (or one unit of any other security for which a closing price must be determined) at any time on any trading day (including at the close) means:

- if the underlying stock (or any such other security) is listed or admitted to trading on a national securities exchange, the most recently reported sale price, regular way, at such time during the principal trading session on such day on the principal national securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the underlying stock (or any such other security) is listed or admitted to trading,

- if the underlying stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (or any successor service) operated by the Financial Industry Regulatory Authority (the "FINRA") (the "OTC Bulletin Board"), the most recently reported sale price at such time during the principal trading session on the OTC Bulletin Board on such day, or

- with respect to any such other security, if such security is issued by a foreign issuer and its trading price cannot be determined as set forth in the two bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the most recently reported sale price, regular way, at such time during the principal trading session on such day on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading.

Unless otherwise specified in the relevant terms supplement, the "closing price" for one share of the underlying stock (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the underlying stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market (the "NASDAQ"), the official closing price), of the principal trading session on such day on the principal United States securities exchange registered under the Exchange Act on which the underlying stock (or any such other security) is listed or admitted to trading, or

- if the underlying stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on such day,

- with respect to any such other security, if such security is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the underlying stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest or the lowest of the bids obtained.

Unless otherwise specified in the relevant terms supplement, a "trading day" is a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange (the "NYSE"), the NYSE Amex US LLC, the NASDAQ, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading.

Unless otherwise specified in the relevant terms supplement, a "business day" is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

The maturity date will be set forth in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final valuation date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final valuation date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of RevCons—Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the interest payment dates with respect to the RevCons on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the RevCons entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding RevCons by tender, in the open market or by private agreement.

RevCons with a maturity of more than one year

If a valuation date is not a trading day or if there is a market disruption event on such day, the applicable valuation date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any valuation date be postponed more than ten business days following the date originally scheduled to be such valuation date. If the tenth business day following the date originally scheduled to be the applicable valuation date is not a trading day, or if there is a market disruption event on such tenth business day, the closing price of the underlying stock on such valuation date will be deemed to be the closing price of the underlying stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day).

RevCons with a maturity of not more than one year

If a valuation date is not a trading day or if there is a market disruption event on such day, the applicable valuation date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any valuation date be postponed more than ten business days following the date originally scheduled to be such valuation date; *provided* that no valuation date, as postponed, will produce a maturity date more than one year (counting for this purpose either the issue date or the maturity date, but not both) after the issue date (the last date that could serve as the final valuation date without causing the maturity date to be more than one year after the issue date, the "final disrupted valuation date"). If the tenth business day following the date originally scheduled to be the applicable valuation date is not a trading day, or if there is a market disruption event on such tenth business day, the closing price of the underlying stock on such valuation date will be deemed to be the closing price of the underlying stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day). Notwithstanding the foregoing, if any valuation date has been postponed to the final disrupted valuation date (treating any such valuation date that is not the final valuation date as if it were the final valuation date) and such final disrupted valuation date is not a trading day, or if there is a market disruption event on such final disrupted valuation date, then the closing price of the underlying stock on such valuation date will be deemed to be the closing price of the underlying stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day). **For the avoidance of doubt, in no event will any valuation date occur after the final disrupted valuation date.**

Interest Payments

For each interest period, unless otherwise specified in the terms supplement, for each RevCons, the interest payment will be calculated as follows:

stated principal amount x interest rate x (number of days in the interest period / 360),

where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

The RevCons will bear interest at a rate per annum specified in the relevant terms supplement. Interest will accrue from the issue date of the RevCons to but excluding the maturity date. Interest will be paid in arrears on each interest payment date to and including the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that interest payment date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

The "interest rate" will be specified in the relevant terms supplement.

An "interest period" is the period beginning on and including the issue date of the RevCons and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date, or as specified in the relevant terms supplement.

An "interest payment date" will be as specified in the relevant terms supplement, *provided* that no interest payment date will be more than twelve months after the immediately prior interest payment date or issue date of the RevCons, as applicable. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest period will commence as if the payment had not been delayed.

No Fractional Shares

If we deliver shares of the underlying stock to you at maturity, we will pay cash in lieu of delivering any fractional share of the underlying stock in an amount equal to the product of the closing price of the underlying stock multiplied by such fractional amount as determined by the calculation agent on the final valuation date.

Delivery of Shares of Underlying Stock

We may designate any of our affiliates to deliver any shares of underlying stock or any exchange property (as defined in "General Terms of RevCons — Anti-Dilution Adjustments") pursuant to the terms of the RevCons and we will be discharged of any obligation to deliver such shares of underlying stock or exchange property to the extent of such performance by our affiliates. Reference in this product supplement to delivery of shares of underlying stock or any exchange property by us will also include delivery of such shares by our affiliates.

RISK FACTORS

Your investment in the RevCons will involve certain risks. The RevCons pay interest as specified in the relevant terms supplement but do not guarantee any return of principal at maturity. Investing in the RevCons is not equivalent to investing directly in the underlying stock. In addition, your investment in the RevCons entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the RevCons is suitable for you.**

Your investment in the RevCons may result in a loss.

The RevCons do not guarantee any return of principal. Your return of principal is protected so long as a trigger event has not occurred or the final share price is not less than the initial share price. If the final share price is less than the initial share price and a trigger event has occurred, you will receive at maturity a number of shares of the underlying stock equal to the exchange ratio (or at our election, the cash value thereof). **The market value of the shares of the underlying stock delivered to you as the exchange ratio or the cash value thereof will most likely be less than the stated principal amount of your RevCons and may be zero. Accordingly, you may lose the entire stated principal amount of your RevCons.**

A trigger event will occur:

- if trading price trigger event is specified in the relevant terms supplement, if the trading price of the underlying stock decreases to or below the specified trigger price **at any time on any trading day** during the monitoring period, or

- if closing price trigger event is specified in the relevant terms supplement, if the closing price of the underlying stock decreases to or below the specified trigger price **on any trading day** during the monitoring period,

unless the relevant terms supplement specifies that another trigger event will apply.

The RevCons are subject to the credit risk of JPMorgan Chase & Co.

The RevCons are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the RevCons. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the RevCons at maturity or on any other relevant payment dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the RevCons.

The protection provided by the trigger price may terminate on any trading day during the term of the RevCons.

If a trigger event occurs, you will be fully exposed to any depreciation in the underlying stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the final share price is less than the initial share price, you will receive at maturity for each RevCons a predetermined number of shares of the underlying stock (or, at our election, the cash value thereof) and, consequently, you will lose 1% of the stated principal amount of your RevCons for every 1% decline in the final share price compared to the initial share price. You will be subject to this potential loss of principal even if the price of the underlying stock subsequently recovers such that the underlying stock closes at a level (in the case of closing price monitoring) or trades (in the case of trading price monitoring) above the trigger price. If these RevCons had a non-contingent buffer feature, under the same scenario, you would have received the full stated principal amount of your RevCons plus accrued and unpaid interest at maturity. As a result, your investment in the RevCons may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

The volatility of the market price of the underlying stock will impact the risk of you receiving less than the full stated principal amount of your RevCons at maturity.

The likelihood of the a trigger event occurring will depend in large part on the volatility of the market price of the underlying stock—the frequency and magnitude of changes in the market price of the underlying stock.

Because you will not benefit from any appreciation in the underlying stock above the initial share price, you should not expect to receive a payment at maturity with a value greater than your stated principal amount, plus accrued and unpaid interest.

At maturity, you will most likely receive no more than the stated principal amount of your RevCons plus the final interest payment, and the total payment you receive over the term of the RevCons will most likely not exceed the stated principal amount of your RevCons plus the interest payments paid during the term of the RevCons. Accordingly, for each RevCons, it is unlikely that you will receive a payment at maturity with a value that exceeds the stated principal amount per RevCons plus the final interest payment, or a total payment over the term of the RevCons of more than the stated principal amount plus the interest payment as specified in the relevant terms supplement. Even if the final share price exceeds the initial share price, you will receive only the stated principal amount of the RevCons, regardless of any appreciation in the value of the underlying stock, which may be significant.

You will have no ownership rights in the underlying stock.

Investing in the RevCons is not equivalent to investing in the underlying stock. As an investor in the RevCons, you will not have any ownership interest or rights in the underlying stock, such as voting rights, dividend payments or other distributions. If the RevCons are linked to ADSs representing non-U.S. equity securities issued through depositary arrangements, you will not have the rights of owners of such ADSs or the ADS stock.

We have no affiliation with the issuer of the underlying stock.

The issuer of the underlying stock is not an affiliate of ours and is not involved in any of our offerings of RevCons pursuant to this product supplement in any way. Consequently, we have no control of the actions of the issuer of the underlying stock, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuer of the underlying stock has no obligation to consider your interest as an investor in the RevCons in taking any corporate actions that might affect the value of your RevCons. None of the money you pay for the RevCons will go to the issuer of the underlying stock.

In addition, as we are not affiliated with the issuer of the underlying stock, we do not assume any responsibility for the adequacy of the information about the underlying stock or its issuer contained in this product supplement, any terms supplement or in any of the underlying stock issuer's publicly available filings. We are not responsible for such issuer's public disclosure of information on itself or the underlying stock, whether contained in Securities Exchange Commission filings or otherwise. As an investor in the RevCons, you should make your own investigation into the underlying stock.

The RevCons are designed to be held to maturity.

The RevCons are not designed to be short-term trading instruments. The price at which you will be able to sell your RevCons prior to maturity, if at all, may be at a substantial discount from the stated principal amount of the RevCons, even in cases where the underlying stock has appreciated since the date of the issuance of RevCons. The potential returns described in any terms supplement assume that your RevCons are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the RevCons will not be listed on any securities exchange. There may be little or no secondary market for the RevCons. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the RevCons easily.

J.P. Morgan Securities Inc., which we refer to as JPMSI, may act as a market maker for the RevCons, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the RevCons, the price at which you may be able to trade your RevCons is likely to depend on the price, if any, at which JPMSI is willing to buy the RevCons. If at any time JPMSI or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the RevCons.

Prior to maturity, the value of the RevCons will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the RevCons. We expect that, generally, the price of the underlying stock and interest rates on any day will affect the value of the RevCons more than any other single factor. However, you should not expect the value of the RevCons in the secondary market to vary in proportion to changes in the price of the underlying stock. The value of the RevCons will be affected by a number of other factors that may either offset or magnify each other, including:

- whether a trigger event occurs;

- the dividend rate paid on the underlying stock (while not paid to holders of the RevCons, dividend payments on the underlying stock may influence the market price of the underlying stock and the market value of options on the underlying stock and therefore affect the market value of the RevCons);

- the expected frequency and magnitude of changes in the market price of the underlying stock (volatility);

- economic, financial, political and regulatory or judicial events that affect the underlying stock or stock markets generally;

- If the underlying stock is an ADS, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the ADS stock is traded;

- the occurrence of certain events to the underlying stock that may or may not require an adjustment to the exchange factor;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the RevCons; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price that you will receive if you choose to sell your RevCons prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the underlying stock based on its historical performance.

While it is possible that the RevCons could trade above their stated principal amount prior to maturity, the likelihood of such an increase is limited by market factors and the fact that the amount payable at maturity will not exceed 100% of the stated principal amount of the RevCons. Even if the RevCons did trade above their stated principal amount prior to maturity, the only way to realize such a market premium would be to sell your RevCons in a secondary market transaction, if such a transaction were available. **Moreover, if you sell your RevCons prior to maturity, you may have to sell them at a substantial discount from their stated principal amount if the market price of the underlying stock is at, below or not sufficiently above the initial share price.**

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the RevCons is likely to adversely affect the value of the RevCons prior to maturity.

While the payment at maturity, if any, will be based on the full stated principal amount of your RevCons as described in the relevant terms supplement, the original issue price of the RevCons includes each agent's commission and the estimated cost of hedging our obligations under the RevCons. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase RevCons from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

If the market value of the underlying stock changes, the market value of your RevCons may not change in the same manner.

Owning the RevCons is not the same as owning the underlying stock. Accordingly, changes in the market value of the underlying stock may not result in a comparable change in the market value of the RevCons. If the closing price of the underlying stock on any trading day increases above the initial share price, the value of the RevCons may not increase comparably, if at all. It is also possible for the value of the underlying stock to increase moderately while the value of the RevCons declines.

When the trading price (in the case of trading price monitoring) or closing price (in the case of closing price monitoring) of the underlying stock on any trading day declines to close to the trigger price for the first time, the market value of the RevCons will likely decline at a greater rate than the market value of the underlying stock. If a trigger event occurs, we expect the market value of the RevCons to decline to reflect, among a number of factors, our right to potentially deliver to you at maturity the exchange ratio with a value less than 100% of the stated principal amount of your RevCons.

We or one of our affiliates may serve as the depositary for the American Depositary Shares representing the common stock of the issuer.

We or one of our affiliates may serve as depositary for some foreign companies that issue ADSs. If the underlying stock is an ADS, and we or one of our affiliates serves as depositary for such ADSs, our or such affiliates' interests, as depositary for the ADSs, may be adverse to your interests as a holder of the RevCons.

For RevCons linked to the performance of an ADS, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in a RevCons that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an ADS stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the ADS stock. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the RevCons. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the ADS stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the RevCons.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a RevCons that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an ADS stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the RevCons in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

For RevCons linked to the performance of an ADS, an investment in the RevCons is subject to risks associated with non-U.S. securities markets.

An investment in the RevCons linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

Some or all of these factors may influence the price of the ADSs. The impact of any of these factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the ADSs based on their historical performance. The value of the ADSs may decrease such that you may not receive any return of your investment. There can be no assurance that the price of the ADSs will not decrease so that at maturity, you will not lose some or all of your investment.

There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.

If your RevCons is linked to the performance of an ADS, you should be aware that your RevCons is linked to the price of the ADSs and not the ADS stock, and there exist important differences between the rights of holders of ADSs and the ADS stock. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the ADS stock may be significant and may materially and adversely affect the value of the RevCons.

In some circumstances, the payment you receive on the RevCons may be based on the common stock (or ADS, as applicable) of another company and not the underlying stock.

Following certain corporate events relating to the underlying stock where its issuer is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to the underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the RevCons. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting exchange property (as described below) in the section of this product supplement called "General Terms of RevCons — Anti-Dilution Adjustments."

In addition, for RevCons linked to the performance of an ADS, if that ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the ADS stock and the ADS depositary is terminated for any reason, the calculation agent will have the option to either (a), (i) replace that ADS with the ADS of a company selected from among the ADSs of three companies organized in, or with its principal executive office located in, the country in which the issuer of that original ADS is organized, or has its principal executive office, and that are then registered to trade on the NYSE or the NASDAQ with the same primary Standard Industrial Classification Code ("SIC Code") as that original ADS that, in the sole discretion of the calculation agent, is the most comparable to that original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility or (ii) in certain circumstances, replace that ADS with the ADS of a company that is organized in, or with its principal executive office located in, the country in which the issuer of the original ADS is organized, or has its principal executive office that, in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the original ADS or (iii) in certain circumstances, replace that ADS with the common stock of a company that is then registered to trade on the NYSE or the NASDAQ with the same primary SIC Code as the original ADS that in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility or (b) deem the ADS stock to be the underlying stock. You should read the section of this product supplement called "General Terms of RevCons — Anti-Dilution Adjustments — Delisting of ADSs or Termination of ADS Facility" for more information. Replacing the original ADS serving as the underlying stock with another ADS or common stock or the ADS stock may materially and adversely affect the value of the RevCons.

Anti-dilution protection is limited.

The calculation agent will make adjustments to the exchange factor, which will be set initially at 1.0, and consequently the exchange ratio, for certain adjustment events (as defined below) affecting the underlying stock, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of the underlying stock or another party makes a partial tender or partial exchange offer for the underlying stock. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the RevCons may be materially and adversely affected. See "General Terms of RevCons — Anti-Dilution Adjustments" for further information.

We may exercise any and all rights we may have as a lender to or a security holder of the issuer of the underlying stock.

If we or any of our affiliates are lenders to, or hold securities of, the issuer of the underlying stock, we will have the right, but not the obligation, to exercise or refrain from exercising our rights as a lender to, or holder of securities of such issuer. Any exercise of our rights as a lender or holder of securities of the issuer of a underlying stock, or our refraining from such exercise, will be made without regard to your interests and could affect the value of the RevCons.

We or our affiliates may have adverse economic interests to the holders of the RevCons.

J.P. Morgan Securities Inc. and other affiliates of ours may trade the underlying stock and other financial instruments related to the underlying stock on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of the underlying stock and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the underlying stock. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the RevCons. Any of these trading activities could potentially affect the price of the underlying stock and, accordingly, could affect the payment you receive at maturity.

We or our affiliates may currently or from time to time engage in business with the issuer of the underlying stock, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the underlying stock, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the issuer of the underlying stock. Any prospective purchaser of RevCons should undertake an independent investigation of the issuer of the underlying stock as is in its judgment appropriate to make an informed decision with respect to an investment in the RevCons.

We may hedge our obligations under the RevCons through certain affiliates or unaffiliated counterparties, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the initial share price, the trigger price, the exchange ratio, the trading price of the underlying stock at any time on any trading day during the monitoring period (in the case of trading price monitoring) or the closing price of the underlying stock on any trading day during the monitoring period (in the case of closing price monitoring), the exchange factor, anti-dilution adjustments and reorganization event adjustments, the final share price, the amount of interest payable on any interest payment date and the amount we will pay you at maturity, as well as whether and how much the trading price of the underlying stock at any time on any trading day during the monitoring period (in the case of trading price monitoring) or the closing price of the underlying stock on any trading day during the monitoring period (in the case of closing price monitoring) and the final share price have declined from the initial share price. The calculation agent will also determine whether to select and, if it determines to do so, select, a successor underlying stock if an ADS serving as the underlying stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the ADS stock and the ADS depositary is terminated. In addition, the calculation agent will be responsible for determining whether a market disruption event has occurred and whether a day is an interest payment date. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the RevCons, which may affect your return on the RevCons, particularly where JPMSI, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the final share price and calculating the payment at maturity, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the RevCons, it is possible that a valuation date and the maturity date will be postponed and your return will be adversely affected. See "General Terms of RevCons — Market Disruption Events."

The tax consequences of an investment in the RevCons are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the RevCons, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the RevCons. Pursuant to the terms of the RevCons and subject to the discussion in the section entitled "Certain U.S. Federal Income Tax Consequences," we and you agree to characterize the RevCons for U.S. federal income tax purposes as units comprising: (i) a put option written by you that requires you to purchase a number of shares of the underlying stock equal to the exchange ratio (the "option shares") from us (or, at our election, the cash value thereof) at maturity and (ii) a deposit of the stated principal amount per RevCons to secure your potential obligation to purchase the option shares. No assurance can be given that the IRS will accept, or that a court will uphold, this characterization. If the IRS were successful in asserting an alternative characterization or treatment for the RevCons, the timing and character of income on the RevCons could differ materially from our description herein. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. While it is not clear whether the RevCons would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the RevCons, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the RevCons are the timing and character of income or loss (including whether the Put Premium, as defined below in "Tax Treatment of the RevCons," might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the RevCons, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. MS-5-A-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the RevCons must comply with policies that limit their ability to trade the RevCons and may affect the value of their RevCons.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the RevCons for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the RevCons, you may not be able to purchase any RevCons described in the relevant terms supplement from us and your ability to trade or sell any such RevCons in the secondary market may be limited.

We cannot assure you that the public information provided on the issuer of the underlying stock is accurate or complete.

All disclosures contained in the relevant terms supplement regarding the issuer of the underlying stock are derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the underlying stock in connection with the offering of the RevCons. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer of the underlying stock are accurate or complete, and are not responsible for public disclosure of information by the issuer of the underlying stock, whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the public filings of the issuer of the underlying stock or the value of the underlying stock (and therefore the trading price of the underlying stock at any time on any trading day during the monitoring period (in the case of trading price monitoring) or the closing price of the underlying stock on any trading day during the monitoring period (in the case of closing price monitoring), the final share price and the value of the exchange ratio), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the underlying stock could affect the amount you will receive at maturity of the RevCons and, therefore, the trading prices of the RevCons. Any prospective purchaser of the RevCons should undertake an independent investigation of the issuer of the underlying stock as in its judgment is appropriate to make an informed decision with respect to an investment in the RevCons.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the RevCons will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the RevCons. The price to public of the RevCons includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the RevCons and the estimated cost of hedging our obligations under the RevCons. We may have hedged our obligations under the RevCons through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, the price to public of the RevCons will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the RevCons. The estimated cost of hedging includes the projected profit, which in no event will exceed $35.00 per RevCons, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the RevCons. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the RevCons by taking positions in the underlying stock or instruments whose value is derived from the underlying stock. While we cannot predict an outcome, such hedging activity or other hedging and investment activity of ours could potentially increase the trading price or closing price of the underlying stock on any trading day as well as the initial share price, and, therefore, effectively establish a higher price at which the underlying stock must trade for you to receive at maturity of the RevCons the stated principal amount of your RevCons (in addition to interest payments over the term of the RevCons). From time to time, prior to maturity of the RevCons, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the underlying stock or instruments whose value is derived from the underlying stock. Although we have no reason to believe that any of these activities will have a material impact on the price of the underlying stock or the value of the RevCons, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No RevCons holder will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparties may take in connection with our hedging activity.

THE UNDERLYING STOCK

In the relevant terms supplement, we will provide summary information regarding the business of the issuer of the underlying stock based on its publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of the underlying stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant terms supplement relate only to the RevCons offered thereby and do not relate to the underlying stock or other securities of the issuer of the underlying stock. We will derive any and all disclosures contained in the relevant terms supplement regarding the issuer of the underlying stock from the publicly available documents described above. In connection with the offering of the RevCons, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the underlying stock. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of the underlying stock is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlying stock (and therefore the exchange factor) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the underlying stock could affect the payment at maturity with respect to the RevCons and therefore the trading prices of the RevCons.

Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying stock.

We and/or our affiliates may currently or from time to time engage in business with the issuer of the underlying stock, including extending loans to, or making equity investments in, such issuer or providing advisory services to such issuer, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the underlying stock or its issuer, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the underlying stock or its issuer, and these reports may or may not recommend that investors buy or hold the underlying stock. As a prospective purchaser of a RevCons, you should undertake an independent investigation of the underlying stock or its issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the RevCons.

Historical performance of the underlying stock

We will provide historical price information on the underlying stock in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Hypothetical returns on your RevCons

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your RevCons based on a range of hypothetical final share prices for a hypothetical underlying stock, whether a trigger event has occurred with respect to the hypothetical underlying stock and various key assumptions shown in the relevant terms supplement, in each case assuming the investment is held from the issue date until the scheduled maturity date.

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the effect that various hypothetical market values of the underlying stock on the scheduled valuation date(s) could have on the hypothetical returns on your RevCons, if held to the scheduled maturity date, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments at maturity listed in the relevant terms supplement will be entirely hypothetical. They will be based on final share prices or trading price or closing prices of the underlying stock on any trading day during the monitoring period, in each case that may vary and on assumptions that may prove to be erroneous.

The return on your RevCons may bear little relation to, and may be much less than, the return that you might achieve were you to invest in the underlying stock directly. Among other things, the return on the underlying stock could include substantial dividend payments, which you will not receive as an investor in your RevCons, and an investment in the underlying stock is likely to have tax consequences that are different from an investment in your RevCons.

We describe various risk factors that may affect the market value of your RevCons, and the unpredictable nature of that market value, under "Risk Factors" above.

GENERAL TERMS OF REVCONS

Calculation Agent

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent.   The calculation agent will determine, among other things, the initial share price, the trigger price, the exchange ratio, the trading price of the underlying stock at any time on any trading day during the monitoring period (in the case of trading price monitoring) or the closing price of the underlying stock on any trading day during the monitoring period (in the case of closing price monitoring), the exchange factor, anti-dilution adjustments and reorganization event adjustments, the final share price, the amount of interest payable on any interest payment date and the amount we will pay you at maturity, as well as whether and how much the trading price of the underlying stock at any time on any trading day during the monitoring period (in the case of trading price monitoring) or the closing price of the underlying stock on any trading day during the monitoring period (in the case of closing price monitoring) and the final share price have declined from the initial share price. The calculation agent will also determine whether to select and, if it determines to do so, select, a successor underlying stock if an ADS serving as the underlying stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the ADS stock and the ADS depositary is terminated. In addition, the calculation agent will determine whether there has been a market disruption event and whether a day is an interest payment date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each interest payment date on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each interest payment date, if applicable.

All calculations with respect to the initial share price, the trigger price, the exchange ratio, the trading price of the underlying stock at any time on any trading day during the monitoring period (in the case of trading price monitoring) or the closing price of the underlying stock on any trading day during the monitoring period (in the case of closing price monitoring), the final share price and the payment at maturity or on any interest payment date per RevCons to a RevCons holder will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate stated principal amount of RevCons per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

"Market Disruption Event" means, with respect to the underlying stock (or any security for which a closing price must be determined):

- the occurrence or existence of a suspension, material limitation or absence of trading of the underlying stock (or such security) on the relevant exchange for the underlying stock (or such security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for the underlying stock (or such security) as a result of which the reported trading prices for the underlying stock (or such security) during the last one-half hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate;

- a suspension, material limitation or absence of trading on the primary exchange or market for trading in futures or options contracts related to the underlying stock (or such security), if available, during the one-half hour period preceding the close of the principal trading session on the applicable exchange or market; or

- a decision to permanently discontinue trading in the related futures or options contract, in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to effect transactions in the underlying stock or any instrument related to the underlying stock or to adjust or unwind all or a material portion of any hedge position in the underlying stock with respect to the RevCons.

For the purpose of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or the primary exchange or market for trading in futures or options contracts related to the underlying stock (or such security),

- limitations pursuant to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the SEC or any other relevant authority of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading, and

- a suspension of trading in futures or options contracts on the underlying stock (or such security) by the primary exchange or market for trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the underlying stock (or such security), as determined by the calculation agent in its sole discretion. A "suspension, absence or material limitation of trading" on the primary exchange or market on which futures or options contracts related to the underlying stock (or such other security) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

"Relevant exchange" means, with respect to the underlying stock, the primary U.S. exchange or market for trading for the underlying stock, or with respect to the ADS stock, the primary exchange or market for trading for the ADS stock.

Anti-Dilution Adjustments

The exchange factor is subject to adjustment by the calculation agent as a result of the anti-dilution and reorganization adjustments described in this section.

No adjustments to the exchange factor will be required unless the exchange factor adjustment would require a change of at least 0.1% in the exchange factor then in effect. The exchange factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the exchange factor after the close of business on the business day immediately preceding the maturity date.

No adjustments to the exchange factor will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the trading price of the underlying stock at any time on any trading day during the monitoring period (in the case of trading price monitoring) or the closing price of the underlying stock on any trading day during the monitoring period (in the case of closing price monitoring). No adjustments will be made for certain other events, such as offerings of common stock by the issuer of the underlying stock for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for the underlying stock by the issuer of the underlying stock or any third party.

For purposes of these adjustments, except as noted below, if an ADS is serving as the underlying stock, all adjustments to the exchange factor for such underlying stock will be made as if the ADS stock is serving as the underlying stock. Therefore, for example, if the ADS stock is subject to a two-for-one stock split and assuming the exchange factor is equal to one, the exchange factor for the underlying stock would be adjusted to equal to two. If your RevCons are linked to an ADS, the term "dividend" used in this section will mean, unless we specify otherwise in the terms supplement for your RevCons, the dividend paid by the issuer of the ADS stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as the underlying stock, no adjustment to the ADS price or the exchange factor, including those described below, will be made if (1) holders of ADSs are not eligible to participate in any of the transactions described below or (2) (and to the extent that) the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of shares of underlying stock represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of ADS stock represented by each ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described herein (which may include ignoring such provision, if appropriate) will be made to reflect such change.

J.P. Morgan Securities Inc., as calculation agent, will be solely responsible for the determination and calculation of any adjustments to the exchange factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and its determinations and calculations shall be conclusive absent manifest error.

We will, within ten business days following the occurrence of an event that requires an adjustment to the exchange factor, or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which will provide written notice to the trustee, which will provide notice to the holders of the RevCons of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted exchange factor.

Stock Splits and Reverse Stock Splits

If the underlying stock is subject to a stock split or reverse stock split, then once any split has become effective, the exchange factor will be adjusted so that the new exchange factor will equal the product of:

- the prior exchange factor, and

- the number of shares that a holder of one share of the underlying stock before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock Dividends or Distributions

If the underlying stock is subject to a (i) stock dividend, *i.e.*, issuance of additional shares of the underlying stock, that is given ratably to all holders of shares of the underlying stock, or (ii) distribution of shares of the underlying stock as a result of the triggering of any provision of the corporate charter of the issuer of the underlying stock, then, once the dividend has become effective and the shares are trading ex-dividend, the exchange factor will be adjusted so that the new exchange factor will equal the prior exchange factor plus the product of:

- the prior exchange factor, and

- the number of additional shares issued in the stock dividend or distribution with respect to one share of the underlying stock.

Non-Cash Dividends or Distributions

If the issuer of the underlying stock distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of the underlying stock to all holders of shares of the underlying stock (other than (i) dividends, distributions, rights or warrants referred to under "—Stock Splits and Reverse Stock Splits" or "—Stock Dividends or Distributions" above or "—Issuance of Transferable Rights or Warrants" below and (ii) cash distributions or dividends referred under "—Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares are trading ex-dividend, the exchange factor will be adjusted so that the new exchange factor will equal the product of:

- the prior exchange factor, and

- a fraction, the numerator of which is the current market price of the underlying stock and the denominator of which is the amount by which such current market price exceeds the fair market value of such distribution.

The "current market price" of the underlying stock means the closing price of the underlying stock on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the exchange factor.

The "fair market value" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange or, if the underlying stock is an ADS, on a non-U.S. securities exchange or market, the fair market value will equal the closing price of such distributed property on such ex-dividend date.

The "ex-dividend date," with respect to a dividend or other distribution on the underlying stock, means the first trading day on which transactions in the underlying stock trade on the relevant exchange without the right to receive that dividend or other distribution.

Notwithstanding the foregoing, a distribution on the underlying stock described in clause (a), (d) or (e) of the section entitled "—Reorganization Events" below that also would require an adjustment under this section will not cause an adjustment to the exchange factor and will only be treated as a reorganization event pursuant to clause (a), (d) or (e) under the section entitled "—Reorganization Events." A distribution on the underlying stock described in the section entitled "—Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section will only cause an adjustment pursuant to the section entitled "—Issuance of Transferable Rights or Warrants".

Cash Dividends or Distributions

If the issuer of the underlying stock pays dividends or makes other distributions consisting exclusively of cash to all holders of shares of the underlying stock during any fiscal quarter during the term of the RevCons, in an aggregate amount that, together with other such cash dividends or distributions made previously during such quarterly fiscal period with respect to which an adjustment to the exchange factor has not previously been made under this "—Cash Dividends or Distributions" section, exceeds the dividend threshold, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the exchange factor will be adjusted so that the new exchange factor will equal the product of:

- the prior exchange factor, and

- a fraction, the numerator of which is the current market price of the underlying stock and the denominator of which is the amount by which such current market price exceeds the aggregate amount in cash per share the issuer of the underlying stock distributes in such cash dividend or distribution together with any cash dividends or distributions made previously during such quarterly fiscal period with respect to which an adjustment to the exchange factor has not previously been made under this "—Cash Dividends or Distributions" section to holders of the underlying stock in excess of the dividend threshold.

For the avoidance of doubt, the exchange factor may be adjusted more than once in any particular quarterly fiscal period because of cash dividends or distributions that exceed the dividend threshold. If the exchange factor has been previously adjusted in a particular quarterly fiscal period because of cash dividends or distributions that exceed the dividend threshold, subsequent adjustments will be made if the issuer of the underlying stock pays cash dividends or makes other distributions during such quarterly fiscal period in an aggregate amount that, together with other such cash dividends or distributions since the last adjustment to the exchange factor (because of cash dividends or distributions that exceed the dividend threshold) exceeds the dividend threshold. Such subsequent adjustments to the exchange factor will only take into account the cash dividends or distributions during such quarterly fiscal period made since the last adjustment to the exchange factor because of cash dividends or distributions that exceed the dividend threshold.

The "dividend threshold" is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding quarterly fiscal period, if any, per share of the underlying stock plus (y) 10% of the closing price of the underlying stock on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

Issuance of Transferable Rights or Warrants

If the issuer of the underlying stock issues transferable rights or warrants to all holders of shares of the underlying stock to subscribe for or purchase the underlying stock, including new or existing rights to purchase the underlying stock at an exercise price per share less than the closing price of the underlying stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights and warrants pursuant to a shareholder's rights plan or arrangement, and if the expiration date of such rights or warrants precedes the maturity date of the RevCons, then the exchange factor will be adjusted on the business day immediately following the issuance of such transferable rights or warrants so that the new exchange factor will equal the prior exchange factor plus the product of:

- the prior exchange factor, and

- the number of shares of the underlying stock that can be purchased with the cash value of such warrants or rights distributed on one share of the underlying stock.

The number of shares that can be purchased will be based on the closing price of the underlying stock on the date the new exchange factor is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a U.S. national securities exchange or, in the case of a underlying stock that is an ADS, on a non-U.S. securities exchange or market, will equal the closing price of such warrant or right, or, if the warrants or rights are not traded on a U.S. national securities exchange or a non-U.S. securities exchange or market, as applicable, will be determined by the calculation agent and will equal the average (mean) of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new exchange factor is determined, *provided* that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average (mean) of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

If prior to the maturity date,

(a) there occurs any reclassification or change of the underlying stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of the underlying stock,
(b) the issuer of the underlying stock, or any surviving entity or subsequent surviving entity of the issuer of the underlying stock (a "successor entity"), has been subject to a merger, combination or consolidation and is not the surviving entity,
(c) any statutory exchange of securities of the issuer of the underlying stock or any successor entity with another corporation occurs, other than pursuant to clause (b) above,
(d) the issuer of the underlying stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,
(e) the issuer of the underlying stock issues to all of its shareholders equity securities of an issuer other than the issuer of the underlying stock, other than in a transaction described in clauses (b), (c) or (d) above (a "spin-off event"), or
(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of the underlying stock and is consummated and completed in full for all or substantially all of such shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "reorganization event"),

the method of determining the payment at maturity for each RevCons will be adjusted as follows: At maturity, for each RevCons, in addition to any accrued and unpaid interest, either:

- you will receive an amount in cash equal to the stated principal amount per RevCons, or

- if (x) a trigger event has occurred (assessed as if the trading day immediately preceding the effective date of the reorganization event were the final day in the monitoring period), or (y) the transaction value (as defined below) at the time the closing price of the underlying stock would otherwise be published or reported (in the case of closing price monitoring) or at any time (in the case of trading price monitoring), in each case on any trading day from and including the effective date of the reorganization event to and including the final valuation date, has declined to or below the trigger price (as calculated with the initial share price adjusted as described below), *and*, in the case of either subclause (x) or (y), the transaction value (as defined below) on the determination date or the arithmetic average of the transaction values (as defined below) on each of the averaging dates, as applicable, is less than the initial share price (as adjusted as described below), **then you will receive securities, cash or any other assets distributed to holders of shares of the underlying stock in or as a result of any such reorganization event**, including (A) in the case of the issuance of tracking stock, the reclassified shares of the underlying stock, (B) in the case of a spin-off event, shares of the underlying stock with respect to which the spun-off security was issued, and (C) in the case of any other reorganization event where shares of the underlying stock continues to be held by the holders receiving such distribution, shares of the underlying stock (collectively, the "exchange property"), in an amount equal to the amount of exchange property delivered with respect to a number of shares of the underlying stock equal to the exchange ratio (as determined on the trading day immediately preceding the effective date of the reorganization event), or, at our election, the cash value of such exchange property as of the determination date or the final averaging date, as the case may be.

The calculation agent will adjust the initial share price (and consequently the trigger price) to reflect the exchange property delivered in such reorganization event, including the market value and volatility levels of any securities included in the exchange property and any exchange factor adjustments to the initial share price as of the effective date of the reorganization event. In addition, following any such adjustment, the initial share price will be such adjusted initial share price, divided by the exchange factor (which will have been reset to 1.0 immediately following the reorganization event).

If exchange property consists of more than one type of property and we elect to deliver exchange property, rather than the cash value thereof, we will deliver to DTC, as holder of the RevCons, at maturity a pro rata share of each such type of exchange property. We expect that such exchange property will be distributed to investors in accordance with the standard rules and procedures of DTC and its direct and indirect participants. If exchange property includes a cash component, investors will not receive any interest accrued on such cash component. In the event exchange property consists of securities, those securities will, in turn, be subject to the anti-dilution adjustments of the type set forth above in under this "Anti-Dilution Adjustments" section.

"Transaction value" means, on any date, (A) for any cash received as exchange property in any such reorganization event, the amount of cash received per share of underlying stock; (B) for any property other than cash or securities received in any such reorganization event, the market value, as determined by the calculation agent, as of the date of receipt, of such exchange property received per share of underlying stock; and (C) for any security received in any such reorganization event (including in the case of the issuance of tracking stock, the reclassified underlying stock and, in the case of a spin-off event, the underlying stock with respect to which the spun-off security was issued), an amount equal to the closing price, as of such date, per share of such security received by holders of shares of the underlying stock in the reorganization event multiplied by the quantity of such security received for each share of underlying stock.

For example, assume that (1) the issuer of the underlying stock merges into another company and each share of the underlying stock is converted into the right to receive two common shares of the surviving company and $1.00 in cash, (2) the exchange ratio on the trading day immediately preceding the effective date of the reorganization event is 10 shares, (3) the RevCons are subject to closing price monitoring and have a single determination date and (4) no further reorganization event or other event that would require an anti-dilution adjustment occurs on or prior to the determination date. If the transaction value has declined to or below the trigger price (as adjusted by the exchange factor), *and* the transaction value on the determination date is less than the initial share price, at maturity we will deliver to you, for each RevCons, in addition to any accrued and unpaid interest, 20 common shares of the surviving company (exchange ratio x 2 shares) and $10 (exchange ratio x $1.00).

In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving exchange property, exchange property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such exchange property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to exchange property in which an offeree may elect to receive cash or other property, exchange property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

Following the occurrence of any reorganization event, (i) references to the "underlying stock" under "Description of RevCons — No Fractional Shares" will be deemed to also refer to any other security received by holders of the underlying stock in any such reorganization event, and (ii) all other references in this product supplement and the relevant terms supplement to the "underlying stock" will be deemed to refer to the exchange property into which the RevCons are thereafter exchangeable and references to a "share" or "shares" of the underlying stock will be deemed to refer to the applicable unit or units of such exchange property, unless the context otherwise requires.

The calculation agent will be solely responsible for the determination and calculation of the exchange property if a reorganization event occurs and the payment at maturity, including the determination of the cash value of any exchange property. The calculation agent's determinations and calculations shall be conclusive absent manifest error.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as the underlying stock (the "original underlying stock") is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the ADS stock and the ADS depositary is terminated for any reason, then, on and after the date the ADS is no longer so listed or admitted to trading or the date of such termination, as applicable (the "change date"), the calculation agent, in its sole discretion without consideration for the interests of investors, will either (A) determine a successor underlying stock (as defined below) to the ADS after the close of the principal trading session on the trading day immediately prior to the change date in accordance with the following paragraph or (B) select the ADS stock to be the underlying stock.

The "successor underlying stock" with respect to an ADS will be the ADS of a company selected by the calculation agent from among the ADSs of three companies organized in, or with its principal executive office located in, the country in which the issuer of the original underlying stock is organized, or has its principal executive office, and that are then registered to trade on the NYSE or the NASDAQ with the same primary Standard Industrial Classification Code ("SIC Code") as the original underlying stock that, in the sole discretion of the calculation agent, is the most comparable to the original underlying stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility; *provided, however*, that a successor underlying stock will not be any ADS that is (or the ADS stock for which is) subject to a trading restriction under the trading restriction policies of JPMorgan Chase & Co. or any of its affiliates that would materially limit the ability of JPMorgan Chase & Co. or any of its affiliates to hedge the RevCons with respect to such ADS (a "hedging restriction"); *provided further* that if a successor underlying stock cannot be identified as set forth above for which a hedging restriction does not exist, the successor underlying stock will be selected by the calculation agent and will be the ADS of a company that is organized in, or with its principal executive office located in, the country in which the issuer of the original underlying stock is organized, or has its principal executive office that, in the sole discretion of the calculation agent, is the most comparable to the original underlying stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the original underlying stock. Notwithstanding the foregoing, if a successor underlying stock cannot be identified in the country in which the issuer of the original underlying stock is organized, or has its principal executive office, as set forth above, the successor underlying stock will be selected by the calculation agent and will be a common stock of a company that is then registered to trade on the NYSE or the NASDAQ with the same primary SIC Code as the original underlying stock that in the sole discretion of the calculation agent, is the most comparable to the original underlying stock, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility.

Upon the determination by the calculation agent of any successor underlying stock pursuant to clause (A) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility," references in this product supplement or the relevant terms supplement to such "underlying stock" will no longer be deemed to refer to the original underlying stock and will be deemed instead to refer to any such successor underlying stock for all purposes, and references in this product supplement or the relevant terms supplement to "issuer" of the original underlying stock will be deemed to be to any such successor underlying stock Issuer. Upon the selection of any successor underlying stock by the calculation agent pursuant to clause (A) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility," and if a trigger event occurs, then the calculation agent will determine the payment at maturity in the manner set forth under "— Reorganization Events." Under these circumstances, the calculation agent will adjust the initial share price and the trigger price to reflect the successor underlying stock delivered in such delisting or termination of such ADS Facility. Solely for purposes of the determinations to be made by the calculation agent as contemplated in the immediately preceding three sentences, the calculation agent will deem (1) the exchange property to be the successor underlying stock, (2) with respect to the definition of "transaction value," that holders of each original underlying stock receives one share of the successor underlying stock in the reorganization event and (3) the selection of the successor underlying stock to replace the original underlying stock to be the "reorganization event."

Following the selection of a successor underlying stock, the exchange factor of the successor underlying stock will be subject to adjustment as described above under "— Anti-Dilution Adjustments."

If a successor underlying stock is selected, we will, or will cause the calculation agent to, provide written notice to the trustee, to us and to DTC within thirty business days immediately following the change date, of the successor underlying stock Issuer, the successor underlying stock, the trigger price and the initial share price for such successor underlying stock, as well as the original underlying stock so replaced. We expect that such notice will be passed on to you, as a beneficial owner of the RevCons, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the calculation agent selects the ADS stock to be the underlying stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, the exchange factor will thereafter equal the last value of the exchange factor for the ADS multiplied by the number of ADS stock represented by a single ADS, subject to further adjustments as described under "— Anti-Dilution Adjustments." The final share price will be expressed in U.S. dollars, converting the closing price of the ADS stock on the final valuation date into U.S. dollars using the applicable exchange rate as described below. On and after the change date, for purposes of determining whether a trigger event has occurred, the closing price (in the case of closing price monitoring) or trading price (in the case of trading price monitoring), as applicable, of the underlying stock on such day will be expressed in U.S. dollars, converting the closing price (in the case of closing price monitoring) or trading price (in the case of trading price monitoring), as applicable, of the ADS stock on such day into U.S. dollars using the applicable exchange rate as described below.

If the calculation agent selects the ADS stock to be the underlying stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, unless otherwise specified in the relevant terms supplement, to the extent that the exchange ratio is otherwise due at maturity, we will be deemed to have elected to deliver the cash value thereof (payable in U.S. dollars) in lieu of the exchange ratio. On any date of determination, the applicable exchange rate will be the spot rate of the local currency of the ADS stock relative to the U.S. dollar as reported by Reuters Group PLC ("Reuters") on the relevant page for such rate at approximately the closing time of the relevant exchange for the ADS stock on such day. However, if such rate is not displayed on the relevant Reuters page on such date of determination, the applicable exchange rate on such day will equal an average (mean) of the bid quotations in The City of New York received by the calculation agent at approximately 11:00 a.m., New York City time, on the business day immediately following the date of determination, from three recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation) or, (2) if the calculation agent is unable to obtain three such bid quotations, the average of such bid quotations obtained from two recognized foreign exchange dealers or, (3) if the calculation agent is able to obtain such bid quotation from only one recognized foreign exchange dealer, such bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars in the aggregate stated principal amount of the RevCons for settlement on the third business day following the date of determination. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent will determine the applicable exchange rate in its sole discretion.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the RevCons.

Payment Upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case of an event of default with respect to the RevCons shall have occurred and be continuing, the amount declared due and payable per RevCons upon any acceleration of the RevCons will be calculated as if the date of acceleration were the final valuation date, plus, if applicable, any accrued and unpaid interest on the RevCons. If the RevCons have more than one valuation date, then for each valuation date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of valuation dates in excess of one) will be the corresponding valuation dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the RevCons, any interest will be calculated on the basis of 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous interest payment date for which interest was paid, unless otherwise specified in the relevant terms supplement.

If the maturity of the RevCons is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the RevCons as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the RevCons, unless otherwise specified in the relevant terms supplement.

Listing

The RevCons will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the RevCons. The RevCons will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate stated principal amount of the RevCons, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of RevCons — Forms of RevCons" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the RevCons will be payable and the transfer of the RevCons will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the RevCons. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the RevCons will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The RevCons will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, the following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the RevCons. This summary applies to you if you are an initial holder of RevCons purchasing the RevCons at their issue price for cash and if you hold the RevCons as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address the U.S. federal income tax consequences of the ownership or disposition of the underlying stock that a holder (including a Non-U.S. Holder, as defined below) may receive at maturity. You should consult your tax adviser regarding the potential U.S. federal tax consequences of the ownership and disposition of the underlying stock.

This summary does not address all aspects of the U.S. federal income and estate taxation of the RevCons that may be relevant to you in light of your particular circumstances or if you are a holder of RevCons who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding RevCons as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to RevCons;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the RevCons is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the RevCons), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the RevCons

We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the RevCons for U.S. federal income tax purposes as units comprising (i) a put option (a "Put Option") written by you that requires you to purchase the option shares from us (or, at our election, the cash value thereof) at maturity for an amount equal to the Deposit (as defined below) and (ii) a deposit of the stated principal amount per RevCons to secure your potential obligation under the Put Option (a "Deposit"). Under this characterization, we and you agree to treat a portion of each "interest" payment made with respect to the RevCons as interest on the Deposit, and the remainder as premium paid to you (the "Put Premium") in consideration of your entry into the Put Option. We will specify in the relevant terms supplement the portion of each "interest" payment that we will allocate to interest on the Deposit and to Put Premium, respectively. No statutory, judicial or administrative authority directly addresses the characterization of the RevCons (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. While other characterizations of the RevCons could be asserted by the IRS, as discussed below, the following discussion assumes that this characterization and treatment of the RevCons is respected.

Significant aspects of the U.S. federal income tax consequences of an investment in the RevCons are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein. As a result, if you are considering purchasing the RevCons, you should consult your tax adviser regarding the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the RevCons) and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of RevCons that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

RevCons with a Term of Not More than One Year

Assuming the characterization of the RevCons described above is respected, and the term of the RevCons (including either the issue date or the last possible date that the RevCons could be outstanding, but not both) is not more than one year, the following discussion applies.

Tax Treatment of "Interest"

Because the term of the RevCons is not more than one year, the Deposit will be treated as a short-term obligation for U.S. federal income tax purposes. Under the applicable Treasury regulations, the Deposit will be treated as being issued at a discount equal to the sum of all interest payments to be made with respect to the Deposit. Accordingly, accrual-method holders, and cash-method holders who so elect, should include the discount in income as it accrues on a straight-line basis, unless they elect to accrue the discount on a constant-yield method based on daily compounding. Cash-method holders who do not elect to accrue the discount in income currently should include interest paid on the Deposit upon its receipt. Additionally, cash-method holders who do not elect to accrue the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the RevCons in an amount not exceeding the accrued discount until it is included in income.

Put Premium will be taken into account as described below.

Sale or Exchange of the RevCons

Upon sale or exchange of your RevCons prior to maturity, you generally will be required to recognize an amount of short-term capital gain or loss equal to the difference between (i) the proceeds received minus the amount of accrued but unpaid discount on the Deposit and (ii) the purchase price you paid for the RevCons minus the total Put Premium you have received from us. This amount represents the net of the gain or loss attributable to the termination of the Put Option and the gain or loss attributable to the sale of the Deposit. You will recognize interest income with respect to accrued discount on the Deposit that you have not previously included in income. You should consult your tax adviser regarding the separate determination of gain or loss with respect to the Put Option and the Deposit.

Tax Treatment at Maturity

If RevCons are held to maturity and the Put Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit plus any accrued and unpaid "interest," which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Put Premium payments received.

If you receive the option shares (plus the final "interest" payment, which will be treated as described above), you will be deemed to have applied the Deposit toward the physical settlement of the Put Option. In that case, you generally will not recognize gain or loss with respect to the Put Premium or the option shares received. Instead, you generally will have an aggregate basis in the option shares (including any fractional shares) equal to the Deposit minus the Put Premium, and that basis will be allocated proportionately among those shares. Your holding period for the option shares will begin on the day after receipt. With respect to any cash received in lieu of a fractional share of option shares, you will recognize gain or loss equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

If you receive the cash value (plus the final "interest" payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Put Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the cash value plus the total Put Premium received and (ii) the Deposit.

RevCons with a Term of More than One Year

Assuming the characterization of the RevCons described above is respected, and the term of the RevCons (including either the issue date or the last possible date that the RevCons could be outstanding, but not both) is more than one year, the following discussion applies.

Tax Treatment of "Interest"

Interest paid with respect to the Deposit will be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes.

Put Premium will be taken into account as described below.

Sale or Exchange of the RevCons

Upon sale or exchange of your RevCons prior to maturity, you should apportion the amount realized between the Deposit and the Put Option based on their respective values on the date of sale or exchange. The amount of capital gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit (excluding any amount attributable to the accrued but unpaid interest on the Deposit, which will be treated as a payment of interest), minus your tax basis in the Deposit. That gain or loss will be long-term capital gain or loss if your RevCons were held for more than one year. The amount realized that is attributable to the Put Option, together with the total Put Premium received over the term of the RevCons, will be treated as short-term capital gain or loss.

If the value of the Deposit on the date of sale or exchange exceeds the amount realized on the sale or exchange of the RevCons, you will be treated as having (i) sold or exchanged the Deposit for an amount equal to its value on that date and (ii) made a payment to the purchaser of the RevCons equal to the amount of the excess, in exchange for the purchaser's assumption of the Put Option. In this case, your short-term capital gain or loss in respect of the Put Option will equal the total Put Premium received over the term of the RevCons minus the amount deemed to be paid by you in exchange for the purchaser's assumption of the Put Option.

Tax Treatment at Maturity

If RevCons are held to maturity and the Put Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit plus any accrued and unpaid "interest," which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Put Premium payments received.

If you receive the option shares (plus any accrued and unpaid "interest," which will be treated as described above), you will be deemed to have applied the Deposit toward the physical settlement of the Put Option. In that case, you generally will not recognize gain or loss with respect to the Put Premium or the option shares received. Instead, you generally will have an aggregate basis in the option shares (including any fractional shares) equal to the Deposit minus the Put Premium received, and that basis will be allocated proportionately among those shares. Your holding period for the option shares will begin on the day after receipt. With respect to any cash received in lieu of a fractional share of option shares, you will recognize gain or loss equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

If you receive the cash value (plus the final "interest" payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Put Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the cash value plus the total Put Premium received and (ii) the Deposit.

Possible Alternative Tax Treatments of an Investment in the RevCons

Due to the absence of authorities that directly address the proper characterization of the RevCons and because we are not requesting a ruling from the IRS with respect to the RevCons, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the RevCons described above. If the IRS were successful in asserting an alternative characterization or treatment of the RevCons, the timing and character of income on the RevCons could differ materially from our description above. For example, if the term of the RevCons (including either the issue date or the last possible date that the RevCons could be outstanding, but not both) is more than one year, the IRS might treat the RevCons as "contingent payment debt instruments." In that event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount on your RevCons at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the RevCons, in each year that you hold your RevCons and any gain recognized at expiration or upon sale or other disposition of your RevCons would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the RevCons are possible. For instance, you could be required to include the full amount of the periodic payments on the RevCons as ordinary income in accordance with your method of accounting. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the RevCons would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the RevCons, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for U.S. Holders of the RevCons are the timing and character of income or loss (including whether the Put Premium might be currently included as ordinary income).

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of RevCons that is:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of RevCons (including redemption at maturity).

Unless otherwise provided in the relevant terms supplement, based on the advice of our special tax counsel, there should be no income or withholding tax on income or gain from your RevCons if you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provide your name and address or otherwise satisfy applicable documentation requirements, unless that income or gain is effectively connected to a U.S. trade or business. However, in December 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. While it is not clear whether the RevCons would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the withholding tax consequences of ownership and disposition of RevCons, possibly on a retroactive basis.

If you are engaged in a U.S. trade or business, and if income or gain from your RevCons is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of RevCons, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, RevCons are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in RevCons.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF REVCONS ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF REVCONS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc., as agent (an "Agent" or "JPMSI") and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), each Agent participating in an offering of the RevCons, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the stated principal amount of RevCons set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the RevCons directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the RevCons, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the RevCons in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the RevCons, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the RevCons. Specifically, JPMSI may sell more RevCons than it is obligated to purchase in connection with the offering, creating a naked short position in the RevCons for its own account. JPMSI must close out any naked short position by purchasing the RevCons in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the RevCons in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, the RevCons in the open market to stabilize the price of the RevCons. Any of these activities may raise or maintain the market price of the RevCons above independent market levels or prevent or retard a decline in the market price of the RevCons. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the RevCons or possession or distribution of this product supplement no. MS-5-A-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the RevCons, or distribution of this product supplement no. MS-5-A-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the RevCons, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the RevCons has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the RevCons or possesses or distributes this product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the RevCons under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the RevCons. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the RevCons will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the RevCons only in jurisdictions where offers and sales are permitted. Neither this product supplement no. MS-5-A-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any RevCons by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. MS-5-A-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. MS-5-A-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the RevCons and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the RevCons under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The RevCons have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i) target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v) any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The RevCons have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the RevCons, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any RevCons.

Bermuda

This product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the RevCons pursuant to this product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The RevCons have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the RevCons may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The RevCons are not being offered into Brazil. Documents relating to an offering of the RevCons, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the RevCons to the public in Brazil.

British Virgin Islands

The RevCons may not be offered in the British Virgin Islands unless we or the person offering the RevCons on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The RevCons may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement, and the RevCons offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement. The RevCons have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the RevCons have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the RevCons have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the RevCons, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The RevCons will only be sold to specific buyers, each of which will be deemed upon purchase:

(i) to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the RevCons;

(ii) to agree that it will only resell the RevCons in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the RevCons are transferred a notice substantially to the effect of this selling restriction;

(iii) to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the RevCons; and

(iv) to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of RevCons as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The RevCons have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the RevCons shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the RevCons are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the RevCons must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the RevCons should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the RevCons at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the RevCons; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the RevCons.

El Salvador

The RevCons may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the RevCons to indeterminate individuals, nor will it make known this product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the RevCons has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of RevCons in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of RevCons which are the subject of the offering contemplated by this product supplement no. MS-5-A-I and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the RevCons which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such RevCons to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of RevCons to the public" in relation to any RevCons in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the RevCons to be offered so as to enable an investor to decide to purchase or subscribe the RevCons, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The RevCons may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the RevCons, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to RevCons which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any RevCons which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The RevCons have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The RevCons may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any RevCons which are the subject of the offering and placement contemplated by this product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such RevCons to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4. Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5. Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

    (i) the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

    (ii) the size of the investor's securities portfolio exceeds €500,000;

    (iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

    (a) expressly requested the AFM to be considered as a qualified investor; and

    (b) been entered on the register of qualified investors maintained by the AFM;

6. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

    (a) an average number of employees during the financial year of at least 250;

    (b) total assets of at least €43,000,000; or

    (c) an annual net turnover of at least €50,000,000.

7. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the RevCons for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of RevCons; or

9. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

    (a) an "offer to the public" in relation to any RevCons means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire RevCons, or inviting persons to make an offer in respect of such RevCons;

    (b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The RevCons have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The RevCons do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The RevCons have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the RevCons shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. MS-5-A-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. MS-5-A-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the RevCons may not be circulated or distributed, nor may the RevCons be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The RevCons have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the RevCons on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. MS-5-A-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The RevCons do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the RevCons nor holders of the RevCons benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the RevCons other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the RevCons would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the RevCons in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the RevCons in, from or otherwise involving the United Kingdom.

Uruguay

The offering of RevCons in Uruguay constitutes a private offering and each Agent has agreed that the RevCons and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The RevCons comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the RevCons shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the RevCons may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the RevCons. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the RevCons by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the RevCons. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the RevCons and related lending transactions, provided that neither the issuer of the RevCons nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the RevCons may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the RevCons will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the RevCons or any interest therein will be deemed to have represented by its purchase or holding of the RevCons that (a) its purchase and holding of the RevCons is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the RevCons will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the RevCons shall be required to represent (and deemed to have represented by its purchase of the RevCons) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the RevCons on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the RevCons has exclusive responsibility for ensuring that its purchase and holding of the RevCons does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any RevCons to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.